UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2022

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Expiration of Barclays Bank's Rescission Offer dated 15 September 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 15, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 15, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

15 September 2022

Barclays PLC and Barclays Bank PLC
("Barclays")

Expiration of Barclays Bank PLC's (BBPLC's) Rescission Offer

Barclays announces that BBPLC's rescission offer which commenced on 1 August 2022 expired at 5.00 p.m., Eastern Daylight Time, on 12 September 2022. As contemplated by the rescission offer prospectus supplement dated 1 August 2022, as amended, Barclays is publishing the following information regarding the results of the rescission offer.

Results of the Rescission Offer

Out of the c.U.S.$17.7 billion of securities subject to the rescission offer, of which c.U.S.$9.5 billion were eligible to be submitted via The Depository Trust Company's Automated Tender Offer Program ("ATOP"), claims representing c.U.S.$7.7 billion of securities were validly submitted, and not withdrawn, by initial investors in structured notes and will be settled on 15 September 2022. Claims submitted by other investors, through the rescission offer online portal operated by Accenture under BBPLC's direction, are currently under review and valid claims will be settled as soon as practicable.

Final rescission offer proceeds for initial investors in structured notes can be found at:
https://communications.global.barclays/content/dam/communications-global-barclays/pdf/2022/09/LDNC059059A/RO-expiration.pdf.

Barclays is currently evaluating the financial impact of the rescission offer and will provide an update in due course.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Chris Manners                                                                 Jon Tracey
+44 (0) 20 7773 2136                                                     +44 (0) 20 7116 4755

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to BBPLC. BBPLC cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of BBPLC's management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact BBPLC's future financial condition and performance are identified in BBPLC's filings with the SEC (including, without limitation, BBPLC's Annual Report on Form 20-F for the financial year ended 31 December 2021, as amended, and Interim Results Announcement for the six months ended 30 June 2022, which are available on the SEC's website at www.sec.gov).

Subject to BBPLC's obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the U.S.), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BBPLC has filed a registration statement (including a base prospectus), a prospectus supplement and an amendment thereto with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement, the rescission offer prospectus supplement and the amendment thereto, and other documents BBPLC has filed with the SEC for more complete information about BBPLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus from BBPLC by calling toll-free 1-888-227-2275 (extension 7-7990).